Liberty PlugIns, Inc.



ANNUAL REPORT

1482 East Valley Rd, Ste 329

Santa Barbara, CA 93108

0

www.libertyplugins.com

This Annual Report is dated April 22, 2024.

BUSINESS

Liberty is a technology company that focuses on access control and authentication. We develop firmware and software for EV charging systems serving workplace, multi-tenant dwellings and fleets.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $100,000.00
Number of Securities Sold: 400,000
Use of proceeds: new product development and general corporate purposes
Date: January 31, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 200,000
Use of proceeds: general corporate purposes
Date: November 09, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $225,000.00
Number of Securities Sold: 900,000
Use of proceeds: general corporate purposes
Date: March 23, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25,000.00
Number of Securities Sold: 100,000
Use of proceeds: general corp purposes
Date: December 23, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $68,694.00
Number of Securities Sold: 251,444
Use of proceeds: General corporate purposes

Date: December 31, 2019
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $930,728.00
Number of Securities Sold: 2,528,102
Use of proceeds: General corporate purposes, marketing and R&D.
Date: December 31, 2020
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $383.498.17
Number of Securities Sold: 833,650
Use of proceeds: General corporate purposes, marketing and R&D.
Date: December 31, 2022
Offering exemption relied upon:Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $430,363.00
Number of Securities Sold: 918,337
Use of proceeds: General corporate purposes, marketing and R&D.
Date: December 31, 2023
Offering exemption relied upon:Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Our financial statements for the years ending December 31, 2023 and 2022 can be found in the financial statement section of the offering materials.

Financial condition

Liberty Plug Ins, Inc., DBA Liberty Access Technologies, generates revenue by selling electric vehicle charging infrastructure equipment, access control systems and services in the United States and Canada. U.S. sales have historically represented over 90% of the Company's annual sales. The Company's cost of sales include payments to a contract manufacturer for assembling hardware that is used in the control system. Other recurring costs are cellular network fees and cloud server fees that are part of Liberty's charging network services.

Results of operations

Year ended December 31, 2023 compared to year ended December 31, 2022.

Revenue

Total revenue for fiscal year 2023 was $1,226,607, down $82,794 or 6% compared to fiscal year 2022 revenue of $1,309,401. Included in 2022 revenue was a one-time service project for a large California municipal agency for $336,000 for which Liberty received a small commission. Adjusting for this transaction, 2023 revenues are $253,000 or 26% higher than 2022 adjusted revenues. To more clearly show the impact on revenue, gross profit, and gross margin, please refer to the table on page 9 of Financial Statements.

We believe the revenue increase is due to greater demand and usage of electric vehicles across the US. EV sales continue to increase and demand from large employers, government entities, and multi-unit dwellings is driving demand for EV infrastructure and related control software. EV sales will continue to expand along with additional government incentives, allowing us to demonstrate success with our Hydra charging product.

Cost of sales

Cost of sales were lower in 2023 by $68,000 compared to the adjusted cost of sales in 2022 (see table above). The Company has continued to streamline the production process using an outside assembly company and working to eliminate costs in the production process.

Gross Margins

Gross margin in 2023 is 52% compared to the adjusted gross margin in 2022 of 33. This reflects the impact of the improved manufacturing processes implemented in late 2022 and 2023.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents and research and development expenses. Expenses in 2023 increased by $312,385 from 2022. This was due to an increase in headcount and new product development costs.

Recent offerings of securities
In 2023, the company raised $430,363 through the sale of 918,337 common shares. This offering exemption relied upon Section 4(a)(2).

Historical results and cash flows:

Cash flow from operations in 2023 was $540,917 lower than the previous year. This was due to building inventory for a large government order to be shipped in the first quarter of 2023, along with an increase in deferred revenue on several large orders.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $199,391.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

None

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chris Outwater
Chris Outwater's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder, CEO
Dates of Service: September, 2009 - Present
Responsibilities: Developed the original strategic plan and products for the company. Continues to invent new technology. Overall management and operations oversight. Identifying new markets and partnership opportunities to grow the company. Mr. Outwater's annual salary is

$60,000 plus a 5% sales commission. He received no equity compensation but is eligible to receive company stock options when awarded by the board of directors.
Position: Director
Dates of Service: January, 2016- Present
Responsibilities: Board member. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.
Position: CEO
Dates of Service: June, 2020 - Present
Responsibilities: CEO of Liberty Health Technologies, Inc.

Name: Michael M. Keane
Michael M. Keane's current primary role is with StratagoCorp. Michael M. Keane currently services 30 hours per week in his role with the Issuer.
Positions and offices currently held with the issuer:
Position: CTO
Dates of Service: June, 2015 - Present
Responsibilities: Manage web services, database, and software development. Mr. Keane is compensated as an independent contractor and his compensation was approximately $48,000 in 2022. He received no equity compensation but is eligible to receive company stock and/or options when awarded by the board of directors.
Other business experience in the past three years:
Employer: StratagoCorp
Title: Founder
Dates of Service: June, 2012 - Present
Responsibilities: CEO

Name: Richard G. Mckee, Jr.
Richard G. Mckee, Jr.'s current primary role is with Dynamic Investment Group, Inc.. Richard G. Mckee, Jr. currently services 10 hours hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director, Chairman of Board
Dates of Service: June, 2017 - Present
Responsibilities: Works closely with the CEO. Helps develop corporate strategy and planning. Works with the other board members to protect the interests of the shareholders. Mr. Mckee received no cash or equity compensation but is

eligible to receive company stock options when awarded by the compensation committee.

Other business experience in the past three years:
Employer: Dynamic Investment Group, Inc.
Title: CEO
Dates of Service: January, 1998 - Present
Responsibilities: Stock analysis, consulting and portfolio management.

Name: Herman Morton Leibowitz
Herman Morton Leibowitz's current primary role is with Waste Heat Solutions. Herman Morton Leibowitz currently services 2 hours hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: January, 2017 - Present
Responsibilities: Board members provide oversight and protect the interest of the shareholders.
There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.
Other business experience in the past three years:
Employer: Waste Heat Solutions
Title: Founder
Dates of Service: January, 2000 - Present
Responsibilities: Waste heat and thermodynamics engineer

Name: Richard Grossi
Richard Grossi is an independent consultant assisting the company in the role of interim CFO.
Positions and offices currently held with the issuer:
Position: Interim CFO
Dates of Service: January, 2022 - Present
Responsibilities: Company accounting and finances and creating financial reports for the company. Mr. Grossi received 500,000 warrants in compensation in 2022.
Other business experience in the past three years:
Independent consultant working in the area of financial matters.

Name: Richard (Rick) Davis
Richard (Rick) Davis's current primary role is with 374Water Inc. Richard (Rick) Davis currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: October, 2020 - Present
Responsibilities: Board of Directors. Rick Davis receives zero salary compensation for his role as director.
Other business experience in the past three years:
Employer: 374Water Inc.
Title: Director
Dates of Service: November, 2011 - Present
Responsibilities: Corporate Finance, Structure Equity, finance deals including private and public companies.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Chris Outwater
Amount and nature of Beneficial ownership: 5,550,880 shares net of 2,000,000 options sold against his shareholdings.
Percent of class: 11.29% of the fully diluted shares outstanding, including options and warrants.
All officers and Directors as a group have beneficial ownership of 10,050,880 including options and warrants. Percent of class: 20.44% fully diluted shares outstanding including options and warrants.

RELATED PARTY TRANSACTIONS

Name of Entity: Chris Outwater
Relationship to Company: Officer
Nature / amount of interest in the transaction: The company has loaned Chris Outwater $99,534.43 as of December 31, 2023, which is a loan receivable from Chris Outwater to Liberty.

OUR SECURITIES

Common Stock
The amount of security authorized is 100,000,000 with a total of 49,153,254 outstanding fully diluted.
Voting Rights
Common share voting rights. one share, one vote.
Material Rights
On a fully diluted basis we have 49,153,254 shares of common stock outstanding. Of those 49,153,254 shares, 6,910,000 are unconverted options and warrants.
Preferred Stock
The amount of security authorized is 50,000,000 with a total of 0 outstanding.
Voting Rights
There are no voting rights associated with Preferred Stock.
Material Rights
The authorized, preferred shares are currently blank check and rights, preferences, privileges, and restrictions, etc., may be designated at the discretion of the board upon some future date.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electric vehicle charging industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that any proposed product may never become an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the development stage and have only manufactured two products. Delays or cost overruns in the development of our new smart gateway and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's assets is its intellectual property. The Company owns eleven granted US patents, one registered trademark, unregistered copyrights on software, seven Internet domain names, and an undisclosed number of trade secrets. We believe a valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the California Public Utility Commission, California Air Resources Board, California Air Quality Management Districts, California Energy Commission and other relevant government entities and their regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, network communications, cloud services, installation, and maintenance. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-connected platform, our business may be vulnerable to hackers who may access the command and control mechanism or data that we use to manage EV charging and other services, such as billing. Further, any significant disruption in service on our computer systems could reduce the attractiveness of the platform and result in a loss of companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our services. Any disruptions of services or cyber-attacks either on our technology provider or on Liberty PlugIns could harm our reputation and materially negatively impact our financial condition and business. Custom Risk Factor: Have not generated profits. Liberty PlugIns was formed on September 15, 2009. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Liberty has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Custom Risk Factor: Limited Revenue Liberty was formed on September 15, 2009. Our current and proposed operations are subject to all business risks associated with enterprises. If you are investing in this company, it's because you think that our EV infrastructure solution is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell enough so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 22, 2024.

Liberty PlugIns, Inc.

By   /s/ *Chris Outwater*

Name: <u>Liberty PlugIns Inc.</u>

Title: Director

Exhibit A

FINANCIAL STATEMENTS

Liberty Plugins, Inc.
Balance Sheet Summary (Unaudited)

For Fiscal Year Ended December 31, (USD $ in Dollars)	2023	2022
ASSETS		
Cash and Cash Equivalents	199,391	412,277
Accounts Receivable	201,029	293,014
Other Current Assets	608,858	218,306
Total Current Assets	1,009,278	923,597
Fixed Assets	0	0
Other Assets	105,923	114,850
TOTAL ASSETS	$1,115,201	$1,038,447
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable	178,848	126,714
Credit Cards	23,885	23,240
Other Current Liabilities	172,993	270,909
Total Current Liabilities	375,726	420,863
Total Long-Term Liabilities	-	-
Total Liabilities	375,726	420,863
Equity		
Total Shareholders' Equity	739,475	617,584
TOTAL LIABILITIES AND EQUITY	$1,115,201	$1,038,447

Liberty Plugins, Inc.
Statement of Operations (Unaudited)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Income		
Total Sales	1,226,607	1,309,401
Total Cost of Goods Sold	584,110	981,165
Gross Profit	**$642,497**	**$328,235**
Expenses		
General and Administrative	510,647	405,997
Sales and Marketing	0	-374
Operations	560,905	353,545
Total Expenses	**$1,071,552**	**$759,169**
Net Operating Income	**($429,055)**	**($430,932)**
Net Other Income	-16,644	-15,960
Net Income/(Loss)	**($445,699)**	**($446,892)**

Liberty Plugins, Inc.
Statement of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
OPERATING ACTIVITIES		
Net Income	**-445,699**	**-446,892**
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-343,705	198,406
Net cash provided by operating activities	($789,404)	($248,487)
Net cash provided by investing activities	$8,927	$3,400
Net cash provided by financing activities	$567,591	$565,707
Net cash increase/(decrease) for period	($212,886)	$320,620

LIBERTY PLUGINS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For the fiscal year ended December 31, 2023

(in thousands, $US)	Common Stock		Additional Paid In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance - December 31, 2021	39,426,867	$ 3,943	$4,942,462	$ 152,085	-$4,599,721	$498,769
Issuance of shares for proceeds	833,650	83	$383,415			$383,498
Exercise of warrants for shares	466,363	47	$74,362			$74,409
Start Engine Funds	81,250	8	$107,792			$107,800
Net loss				-	-$446,892	-$446,892
Balance - December 31, 2022	40,808,130	$4,081	$5,508,031		-$5,046,613	$617,584
Issuance of shares for proceeds	918,337	92	$430,363			$430,455
Exercise of warrants for shares & options	460,536	46	$137,089			$137,135
Net Loss					-$445,699	-$445,699
Balance - December 31, 2023	42,187,003	$ 4,219	$6,075,483	-	-$5,492,312	$739,475

NOTE 1— NATURE OF OPERATIONS

Liberty PlugIns, Inc. was formed on September 15, 2009 ("Inception") in the State of Delaware. The financial statements of Liberty PlugIns, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Barbara, California.

Liberty is a technology company that focuses on access control and authentication. We develop firmware and software for electric vehicle (EV) charging systems serving workplace, multi-tenant dwellings and fleets.

NOTE 2— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. lt is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

>   Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

>   Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

>   Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments
purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of EV equipment and the provision of related software services when equipment is delivered and/or the service has been performed.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3— DEBT
The Company has no debt.

NOTE 4— COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5— STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 100,000,000 shares of our common stock with par value of $.001. As of December 31,2023, the company has currently issued 49,153,254 shares of our common stock, of which 6,910,000 shares are unconverted options and warrants.

We have authorized the issuance of 50,000,000 shares of our preferred stock with par value of $.001. As of December 31, 2023, the company has currently issued 0 shares of our preferred stock.

NOTE 6— RELATED PARTY TRANSACTIONS

The company has loaned Chris Outwater, a Company Director, $99,534 as of December 31, 2023, which is a loan receivable from Chris Outwater to the Company.

NOTE 7— SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through April 20, 2024, the issuance date of these financial statements. The Company is currently issuing an 8% 1-year note convertible into Liberty PlugIns common stock at $.50 per share to accredited investors. $550,000 has been raised so far. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Chris Outwater, the Chief Executive Officer of Liberty PlugIns, Inc., hereby certify that the financial statements of Liberty Plug Ins, Inc. and notes thereto for the periods ending December 31, 2021 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $330,417; taxable income of $(446,486) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 27, 2023 (Date of Execution).

_____ (Signature)

Chief Executive Officer

April 27, 2023

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results — 2023 Compared to 2022

Financial Statements

Our financial statements for the years ending December 31, 2023 and 2022 can be found in the financial statement section of the offering materials.

Financial condition

Liberty Plug Ins, Inc., DBA Liberty Access Technologies, generates revenue by selling electric vehicle charging infrastructure equipment, access control systems and services in the United States and Canada. U.S. sales have historically represented over 90% of the Company's annual sales. The Company's cost of sales include payments to a contract manufacturer for assembling hardware that is used in the control system. Other recurring costs are cellular network fees and cloud server fees that are part of Liberty's charging network services.

Results of operations

Year ended December 31, 2023 compared to year ended December 31, 2022.

Revenue

Total revenue for fiscal year 2023 was $1,226,607, down $82,794 or 6% compared to fiscal year 2022 revenue of $1,309,401. Included in 2022 revenue was a one-time service project for a large California municipal agency for $336,000 for which Liberty received a small commission. Adjusting for this transaction, 2023 revenues are $253,000 or 26% higher than 2022 adjusted revenues. To more clearly show the impact on revenue, gross profit, and gross margin, please refer to the following table.

(Amounts in $000)		2023		2023		$ Change	% Change
Unadjusted revenues	$	1,309	$	1,227	$	(83)	-6%
Adjustment for one-time project		(336)		-			
Adjusted revenues	$	973	$	1,227	$	253	26%
Unadjusted cost of sales	$	981	$	584	$	(397)	-40%
Adjustment for one-time project		(329)		-			
Adjusted cost of sales	$	652	$	584	$	(68)	-10%
Unadjusted gross profit	$	328	$	643	$	314	96%
Adjusted gross profit	$	321	$	643	$	321	100%
Unadjusted gross margin		25%		52%			27%
Adjusted gross margin		33%		52%			19%

CERTIFICATION

     I, Chris Outwater, Principal Executive Officer of Liberty PlugIns, Inc., hereby certify that the financial statements of Liberty PlugIns, Inc. included in this Report are true and complete in all material respects.

Chris Outwater

Director